May 27, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Readvantage Corp.

Amendment No. 1 Registration Statement on Form S-1

Filed April 9, 2025

File No. 333-285670

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated May 6, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ilona Andzejevska, President of the Company, with respect to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-285670) that was initially submitted to the Commission on 9th of April (the “Amendment No. 1”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission's comments were organized. The page references in the Company's response are to Amendment No. 2 as marked.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 9, 2025

Cover page

1.	We note that Ilona Andzejevska currently controls 100% of the voting power of your capital stock. Please disclose that you are a controlled company and may continue to be a controlled company after the offering.

RESPONSE:

The Company has added the disclosure on page 4 in its Cover page to clarify that it is a controlled company and may continue to be a controlled company following the offering.

As of the date of this filing, our Director, Ilona Andzejevska owns 100% of the outstanding shares of our common stock and therefore holds 100%..., page 4.

Risk Factors
Because president, director and treasurer Ilona Andzejevska has other interests..., page 14

2.	You state that your President, Ilona Andzejevska, has demands on her time from other obligations. We note that since 2013, she has been engaged in e-commerce as a private entrepreneur. Please discuss Ms. Andzejevska's other obligations and any potential conflicts of interest resulting from those obligations.

RESPONSE:

The Company has revised the given risk factor on page 15 to provide additional detail regarding Ms. Ilona Andzejevska’s other obligations and to address any potential conflicts of interest that may arise from such obligations.

Ilona Andzejevska, our President, Director, and Treasurer, has historically been engaged in other business activities, including her work in e-commerce …, page 15.

Management's Discussion and Analysis of Financial Condition and Results of Operation SEC Filing Plan, page 39

3.	Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act.

RESPONSE:

The Company does not plan to register its common stock under the Exchange Act prior to the effectiveness of the registration statement. The Company has included the following risk factor on page 21.

Because we do not plan to register our common stock under the Exchange Act before this registration statement becomes effective, we will not be a fully reporting company.

Upon the effectiveness of this registration statement, we will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934…, page 21.

Results of Operations, page 39

4.	Please discuss how the company generated revenue of $3,897 from August 11, 2023 (inception) through December 31, 2024. We note that the company has been primarily involved in organizational activities.

RESPONSE:

We provide access to our API featuring bionic reading technology for developers and businesses looking to integrate this cutting-edge functionality into their platforms. For this service, we offer three subscription-based Tariff Plans, each providing varying levels of access and features. These plans are presented on our website at https://readvantage.tech.

The subscription revenue of $3,897 recognized from August 11, 2023 (inception) through December 31, 2024, represents the Company’s initial revenue from selling our API featuring bionic reading technology subscriptions.

For additional details regarding the Company’s revenue model, please refer to page 30-32 of the Description of Business.

Statement of Income, page F-3

5.	Since you have incurred losses, please consider changing the title to statement of operations rather than statement of income. Please make corresponding changes to you interim financial statements, if needed.

RESPONSE:

We have revised the title of the aforementioned statement to 'Statement of Operations'. Furthermore, any required adjustments have been implemented in our interim financial statements to reflect this change.

6.	Please revise to disclose loss per share on the face of this statement. Refer to ASC 260-10-45-2. Please ensure you disclose your policy for calculating your Basic and Diluted EPS. Refer to ASC 260-10-45 and 10-50.

RESPONSE:

The Company has amended the tables in the condensed statements of operations (page F-3, F-9, F-15) to disclose loss per share in accordance with ASC260-10-45-2. A section has also been added to disclose the policy for calculating basic and diluted in accordance with ASC 260-10-45 and 10-50 (see Notes to the Financial Statements, pages F-7, F-13 and F-19)

Consolidated Financial Statements
As of December 31, 2024 (unaudited)
Index to Audited Financial Statements, page F-8

7.	We note your heading "Index to Audited Financial Statements" when referring to the unaudited financial statements for the six months ended December 31, 2024 and 2023. Please revise your heading in this section to "Index to Unaudited Financial Statements."

RESPONSE:

We have revised the headings in the Index to Unaudited Financial Statements and made corresponding changes to the Financial Statements section to accurately reflect the nature of the financial statements.

Statement of Income, page F-9

8.	Please revise your disclosures to clearly label your Statement of Income and Statements of Cash Flows for the six months ended December 31, 2024 and 2023 as "Unaudited." Please ensure that you properly mark financial statements and footnotes as unaudited as applicable.

RESPONSE:

The company has reviewed the report and made the necessary adjustments to ensure that the data in the specified sections is correctly displayed.

9.	Please add a financial statement footnote to describe your revenue recognition policy. Refer to ASC 606-10-50.

RESPONSE:

The corresponding section describing our revenue recognition policies in accordance with ASC 606-10-50 is indicated in the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES section on page 43, and we also added disclosures to the financial statements in the notes to the financial statements on pages F-7, F-13, and F-19.

General

10.	We note that you disclose financial information for the period from inception to December 31, 2024 cumulatively on pages 7, 11, and 39. Please revise to provide separate disclosure for the fiscal year ended June 30, 2024 and for the interim period ending December 31, 2024. Refer to Item 303(b) and (c) of Regulation S-K and Rule 3-06 of Regulation S-X.

RESPONSE:

We have revised our financial disclosures on the indicated pages to provide a separate analysis for the period from inception through June 30, 2024, for the six months ended December 31, 2024, and for the nine months ended March 31, 2025. These amendments were made pursuant to Item 303(b) and (c) of Regulation S-K and Rule 3-06 of Regulation S-X. 8. The updated information is included on page 8 "PROSPECTUS SUMMARY", page 12 "SUMMARY FINANCIAL INFORMATION", page 40 "RESULTS OF OPERATIONS" and page 41 "LIQUIDITY AND CAPITAL RESOURCES".

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

As of the current date, we confirm that we have conducted no written communications.

Thank you.

Readvantage Corp.
By:	/s/	Ilona Andzejevska
	Name:	Ilona Andzejevska
	Title:	President, Treasurer and Director (Principal Executive, Financial and Accounting Officer)

By:	/s/	Valentina Baceviciene
	Name:	Valentina Baceviciene
	Title:	Secretary